EXHIBIT 99.1

Fury Gold Mines and Quebec Precious Metals Update Merger Process

MONTREAL and TORONTO, March 26, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury”) and Quebec Precious Metals Corporation (TSXV: QPM, FSE: YXEP) (“QPM”) are pleased to announce that, following the February 26, 2025, announcement of the arrangement agreement (see news release dated February 26, 2025), the acquisition of QPM is moving forward on schedule with an anticipated completion prior to April 30, 2025. QPM has now secured the required no-objection letter from Corporations Canada as well as the interim order from the Quebec Superior Court in connection with convening the QPM shareholders meeting scheduled for April 22, 2025.

Fury has secured the conditional approval of the TSX and NYSE American. QPM’s shareholder meeting circular has been filed at www.sedarplus.ca, and provides details of the merger as well as updated information about Fury including disclosure of a non-cash impairment charge expected to be effective December 31, 2024, to align the carrying value of Fury’s mineral properties to its prevailing market capitalization. As well Fury announces that director Isabelle Cadieux has resigned from the Fury Board of Directors to pursue other opportunities. Fury thanks Ms. Cadieux for her service over the last 18 months.

QPM Precious and Critical Minerals Project Portfolio:

Gold and Lithium:
QPM holds a highly prospective land package covering approximately 70,900 hectares largely within the emerging James Bay gold camp. The road-accessible Sakami project is host to a 23 kilometre (km) long gold-bearing structural corridor. Drilling to date at the La Pointe and La Pointe Extension targets within this trend has identified gold mineralization across widths of up to 75 m and to a depth of up to 500 m with reported intercepts of 2.51 g/t gold (Au) over 54.65 m from drill hole EX-10; 9.22 g/t Au over 12.55 m from drill hole EX-19 and 2.52 g/t Au over 48.55 m from drill hole PT-16-92. The identified gold mineralization at both La Pointe and La Pointe Extension remains open to depth and along strike. Further south along the same gold-bearing structure lies an intriguing undrilled coincident gold in soil geochemical anomalies and Induce Polarization (IP) geophysical chargeability anomaly with similar signature to the La Pointe and La Pointe Extension targets.

The Elmer East project is host to an undrilled 4.2 km long east–west oriented gold and base metal bearing structural trends known as the Lloyd showing where grab samples have returned results of up to 68.10 g/t gold, 7.99% Zinc and 7,660 ppm Copper.

Spodumene bearing pegmatites have been identified throughout the QPM land package with a recently completed drilling campaign at the Ninaaskumuwin project where +20 m spodumene bearing pegmatites with vertical continuity of up to 150 m were intercepted in drilling late 2024 (analytical results are pending at this time).

Rare Earths
The Heavy Rare Earth Elements (HREE) Kipawa project (68% QPM, 32% Investissement Québec), 50 km east of Temiscaming in southwestern Quebec, is host to a historical 2013 Proven and Probable reserves of 19.8 million tonnes grading 0.411% total rare earth oxides (TREO). The road accessible project covers an area of 4,300 hectares with good access to local infrastructure.

Normand Champigny, Eng., CEO and Director of QPM, is a qualified person within the meaning of National Instrument 43-101 on standards of disclosure for mineral projects. He has reviewed and approved the technical information contained in this press release.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country and holds an approximate 51 million common share position in Dolly Varden Silver Corp. (approximately 16% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

About Quebec Precious Metals Corporation

QPM has a large land position in the highly prospective Eeyou Istchee James Bay territory, Quebec, near Dhilmar Ltd.’s (formerly owned by Newmont Corporation) Éléonore gold mine. QPM focuses on advancing its Sakami gold project and its newly discovered, drill-ready Ninaaskuwin lithium showing on the Elmer East project. In addition, QPM holds a 68% interest in the Kipawa rare earths project located near Temiscaming, Quebec.

For further information on Fury Gold Mines Limited, please contact:
Margaux Villalpando, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

For more information about QPM, please contact:
Normand Champigny, Chief Executive Officer
Tel.: (514) 979-4746
Email: nchampigny@qpmcorp.ca
Website: www.qpmcorp.ca

Forward-Looking Information
This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events. These particularly pertain to the outlook for completion of the proposed Transaction and synergies that might arise from it.

Although Fury and QPM have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information including the uncertainty of the shareholder and regulatory approval process the two companies face and many other risks described in our recent securities filings available at www.sedarplus.ca.

There may also be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place heavy reliance on forward-looking information. Neither Fury nor QPM undertake to update any forward-looking information except in accordance with applicable securities laws.

No regulatory authority has approved the contents of this news release.